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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      INDUSTRIAL DATA SYSTEMS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    456053107
                                  --------------
                                 (CUSIP Number)

                                HULDA L. COSKEY
                            600 CENTURY PLAZA DRIVE
                                  BUILDING 140
                           HOUSTON, TEXAS 77073-6033
                                 (281) 821-3200
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                               December 21, 2001
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                      CUSIP NO. 456053107
-----------------------------------------------------------------------------------------------
(1)  Name of Reporting Person                                    Michael L. Burrow
     S.S. or IRS Identification No. of above person              Intentionally omitted
-----------------------------------------------------------------------------------------------

(2)  Check the appropriate box if a member of a group*           (a)
                                                                 (b)
-----------------------------------------------------------------------------------------------

(3)  SEC use only
-----------------------------------------------------------------------------------------------

(4)  Citizenship or place or organization                        United States citizen
-----------------------------------------------------------------------------------------------

Number of shares beneficially owned by each
 reporting person with:
         (5)      Sole voting power                              1,304,869*
         (6)      Shared voting power                              540,006**
         (7)      Sole dispositive power                         1,844,875***
         (8)      Shared dispositive power                               -
-----------------------------------------------------------------------------------------------

(9)  Aggregate amount beneficially owned by each
 reporting person                                                1,844,875
-----------------------------------------------------------------------------------------------

(10) [  ] Check if the aggregate amount in row (9)
     excludes certain shares*
-----------------------------------------------------------------------------------------------

(11)  Percent of class represented by amount in Row (9)                8.1%
-----------------------------------------------------------------------------------------------

(12)  Type of reporting person *                                 IN
-----------------------------------------------------------------------------------------------

ITEM 1.
     (a)  Name of Issuer:
          Industrial Data Systems Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          600 Century Plaza Drive
          Building 140
          Houston, Texas 77073-6033

ITEM 2.

     (a)  Name of Persons Filing:
          Michael L. Burrow

     (b)  Address of Principal Business Office or, if none, Residence:
          600 Century Plaza Drive, Suite 140
          Houston, Texas 77073-6033

     (c)  Citizenship:
          USA

     (d)  Title of Class of Securities:
          Common Stock

     (e)  CUSIP Number:
          456053107

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ITEM 3.  THIS STATEMENT IS NOT FILED PURSUANT TO SECTIONS 240.13D-1(G) OR
         240.13D-2(B) OR (C).

ITEM 4.  OWNERSHIP

     (a)  Amount Beneficially Owned:

          Mr. Burrow beneficially owns both directly and indirectly, through a family limited partnership, 1,830,731 shares of the Issuer's Common Stock, of which all of these shares are subject to provisions in various agreements entered into in connection with the Merger. Mr. Burrow also holds options to acquire 9,974 shares of IDS Common Stock at $0.96 per share and options to acquire 4,170 shares of IDS Common Stock at $4.26 per share.

     (b)  Percent of Class:
          8.1%

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              1,304,869*

          (ii) shared power to vote or to direct the vote
               540,006**

          (iii) sole power to dispose or to direct the disposition of 1,844,875***

          (iv) shared power to dispose or to direct the disposition of -

The information provided in 4(c)(iii) above includes 832,204 shares of Common Stock directly owned by Mr. Burrow and 998,527 shares of Common Stock indirectly held by Mr. Burrow as General Partner of a family limited partnership. Also included in this number are options to acquire 9,974 shares of IDS Common Stock at $0.96 per share and options to acquire 4,170 shares of IDS Common Stock at $4.26 per share, all of which are exercisable within 60 days of the date of this filing. Not included in this amount are options to acquire 3,750 shares of common stock, at an exercise price of $0.96 per share none of which will be exercisable within 60 days of the date of this report.

Mr. Burrow is the Shareholder Representative under a voting agreement pursuant to which holders of 2,737,473 shares, acting by majority vote, nominate two directors for election to the Company's Board of Directors. Mr. Burrow is the beneficial owner of 540,006 of those shares.

* subject to obligations in "Voting Agreement" relating solely to election of directors

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**   subject to obligations in "Voting Agreement (Significant PEI Shareholders)"
     and "Escrow Agreements" in connection with the merger of Petrocon Engineering, Inc. into a subsidiary of Issuer (the "Merger").

*** subject to provisions in various agreements entered into in connection with the Merger.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:    Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:    Not
         applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSON:  Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:  Not applicable

ITEM 10.  CERTIFICATIONS:  Not applicable


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:



Date:   February 13, 2002


/s/ Michael L. Burrow
---------------------
Michael L. Burrow

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